The American Funds Tax-Exempt Series I
1101 Vermont Avenue, NW
Washington, D.C. 20005

Phone (202) 842-5665

Stephanie L. Pfromer
Secretary

September 11, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           The American Funds Tax-Exempt Series I
File Nos. 811-04653 and 033-05270

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on August 28, 2009 to the fund’s Post-Effective Amendment No. 32 to the Registration Statement under the Securities Act of 1933 and Amendment No. 31 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on October 1, 2009.

1.           Principal investment strategies – pages 3 and 10 of the funds’ prospectus

Comment:  When disclosing that the funds may invest in securities rated Ba1 and BB+ or below, please refer to these securities as “junk bonds.”

Response:      We will include disclosure that such securities are sometimes referred to as “junk bonds.”

2.           Principal risks – pages 3-4 and 10-11 of the funds’ prospectus

Comment:  The funds’ disclose the risks associated with lower quality and longer maturity bonds in the same sentence.  We view these a separate risks and they should therefore be disclosed separately.

Response:   We will separate the risk disclosure for lower quality bonds and longer maturity bonds.

3.           Investment objectives, strategies and risks – page 16 of the funds’ prospectus

Comment:  The funds’ prospectus has disclosure about the ability of the fund to hold cash or money market instruments.  If this is a principal investment strategy for the fund please include this disclosure in the summary portion of the prospectus.

Response:   Like other American Funds, other than American Funds Money Market Fund, the investment adviser does not view the ability of the funds to hold cash or money market instruments as a principal investment strategy.  The funds do disclose that they may hold a significant portion of  their assets in cash or money market instruments for temporary defensive purposes.

Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (202) 842-5665 or Michael Triessl at (213) 615-4024.

Sincerely,
/s/ Stephanie L. Pfromer
Stephanie L. Pfromer
Secretary